

February 7, 2014

<u>Via E-mail</u>
Mr. Jimmy Yee
Chief Financial Officer
GEO JS Tech Group Corp.
6360 Corporate Drive
Houston, Texas 77036

> **Re:** **GEO JS Tech Group Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 28, 2014**
> **File No. 333-190941**

Dear Mr. Yee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business page 19</u>

1. Please fully describe your screening operation to include all items under paragraph (b)(2) of Industry Guide 7 including the land rights associated with your four-acre staging location, permitting, water requirements, and tailings disposal. Additionally disclose your screening capacity and utilization.

2. We note your response to comment 6 from our letter dated January 16, 2014. Considering you have not performed any exploration work on your property, please tell us the basis for certain statements in your property description disclosure such as "the property contains magnetite," "up to 38.94% Wt% magnetic concentrate," and disclosure regarding mineralogical work. In the case of historical work include statements indicating that you have not performed any verification of the historical work and discuss how the information was obtained.

3. We note your disclosure regarding ARCVIEW technology used to calculate the potential ferric, or iron, tonnage in the mine area. Please revise to remove references to contained tonnages or contained metals until you have defined a mineral reserve.

Joint Ventures, page 20

4. We note your disclosure that due to the highly unpredictable legal process in Mexico and there is no assurance that the process can be completed, you have recorded the payment of $ 100,000 to Geo Iron Resource as exploration cost. However, we note your statement that that you will reclassify this exploration expense to mining asset once the legal land title concession has been transferred to GEO Iron Resource. Considering uncertainty and recoverability not assured, you have recorded the payments as exploration cost. Reversal of such exploration expense and reclassification as an asset in the future period is not appropriate. Accordingly, please remove such disclosures.

5. It appears that your "corporate lawyer" is providing an opinion in the sixth paragraph. Please clarify whether this disclosure is a statement by your counsel or the company. If the statement is not made by the company, please identify your counsel and provide a consent in an exhibit or in the legal opinion. See Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K.

6. We note your disclosure that legal title to the Marias property was previously transferred to Geo Iron Resource, but that you will have to deposit another $100,000 for the remaining 50% land title to the Marias property. Please clarify if you have full legal title to Maria's property and include risk factor disclosure, as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012, page 32

7. We note your response to prior comment 9 did not fully address the issues noted. Thus, we reissue our comment. You attribute the decrease in revenue from fiscal year 2012 to fiscal year 2013 to the decrease in iron mineral purchase volume in Mexico and the unfavorable price in iron mineral procurement. Please revise to quantify each of the factors and events attributable to the decrease in net revenues and cost of sales. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04 for further guidance.

Relationships and Related Party Transactions, page 37

8. We note your revised disclosure in response to prior comment 10 and we partially reissue the comment. Please revise to provide the information required by Item 404(a)(5) of Regulation S-K for each of the relevant transactions. In this regard, we note you give the information on a comprehensive, rather than individual basis.

Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

(j) Revenue Recognition policy, page F-10

9. We note your response to prior comment 8 states that your customer has a right to reject the product delivered. Please expand your accounting policy for revenue recognition to describe the terms of such right of return and state whether all conditions under FASB ASC 605-15-25-1 are met when you recognize revenue from the sale of iron mineral.

Interim Financial Statements for the Six Months Ended September 30, 2013 and 2012

Statements of Income and Comprehensive income for the Six Months Ended September 30, 2013 and 2012, page F-2

10. We note your response to prior comment 8. Considering the buyer has right to return or reject, it appears to us the price concession of $650,000 you have provided due to quality of product and in lieu of rejection of the shipment should be recorded as a reduction of revenue in accordance with FASB ASC 605. Please revise the financial statements and disclosures as appropriate or advise.

Statements of Cash Flows for the Six Months Ended September 30, 2013 and 2012, page F-5

11. We note you restated your statement of cash flows for the six months ended September 30, 2013 to comply with prior comment 14. Please revise to label the related statement of cash flow as "restated" and provide the required disclosures. Refer to FASB ASC 250-10-50 for further guidance.

Exhibits

12. Please advise whether Exhibits 10.4, 10.5 and 10.6 are full or summary translations. In addition, it appears the exhibits are missing exhibits, schedules or attachments. Please file the documents in their entirety with your next amendment in accordance with Item 601(b)(10) of Regulation S-K or advise.

   You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

          Sincerely,

          /s/ Brigitte Lippmann (for)

          John Reynolds
          Assistant Director

cc: Leonard E. Neilson, Esq.
  Leonard E. Neilson, P.C.